UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 5)

Thoughtworks Holding, Inc.

(Name of the Issuer)

Thoughtworks Holding, Inc.

Turing EquityCo II L.P.
Apax IX GP Co. Limited

Apax IX EUR GP L.P. Inc.

Apax IX EUR L.P.

Apax IX - AIV EUR L.P.

Apax IX EUR Co-Investment L.P.

Apax IX USD GP L.P. Inc.

Apax IX USD L.P.

Apax IX - AIV USD L.P.

Apax IX USD Co-Investment L.P.

Apax XI GP Co. Limited

Apax XI EUR GP L.P. Inc.

Apax XI USD GP L.P. Inc.

Apax XI (Guernsey) USD AIV L.P.

Apax XI EUR L.P.

Apax XI EUR 1 L.P.

Apax XI EUR SCSp

Apax XI USD L.P.

Apax XI USD 2 L.P.

Apax XI USD SCSp

Apax XI GP SARL

Tasmania Midco, LLC

Tasmania Parent, Inc.

Tasmania Holdco, Inc.

Tasmania GP Co. Limited

Hobart Equity Holdco, LP

Erin Cummins

Rachel Laycock

Ramona Mateiu

Christopher Murphy

Michael Sutcliff

Sudhir Tiwari

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

88546E105

(CUSIP Number of Class of Securities)

Thoughtworks Holding, Inc. 200 East Randolph Street, 25th Floor Chicago, Illinois 60601 (312) 373-1000	Salim Nathoo Rohan Haldea c/o Apax Partners LLP 1 Knightsbridge London SW1X 7LX United Kingdom +44-20-7872-6300	Erin Cummins c/o Thoughtworks Holding, Inc. 200 East Randolph Street, 25th Floor Chicago, Illinois 60601 (312) 373-1000
Rachel Laycock c/o Thoughtworks Holding, Inc. 200 East Randolph Street, 25th Floor Chicago, Illinois 60601 (312) 373-1000	Ramona Mateiu c/o Thoughtworks Holding, Inc. 200 East Randolph Street, 25th Floor Chicago, Illinois 60601 (312) 373-1000	Christopher Murphy c/o Thoughtworks Holding, Inc. 200 East Randolph Street, 25th Floor Chicago, Illinois 60601 (312) 373-1000
Michael Sutcliff c/o Thoughtworks Holding, Inc. 200 East Randolph Street, 25th Floor Chicago, Illinois 60601 (312) 373-1000	Sudhir Tiwari c/o Thoughtworks Holding, Inc. 200 East Randolph Street, 25th Floor Chicago, Illinois 60601 (312) 373-1000

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Eduardo Gallardo Paul Hastings LLP 200 Park Avenue New York, NY 10166 (212) 318-6000	Srinivas S. Kaushik, P.C. Joshua N. Korff, P.C. Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 (212) 446-4800

This statement is filed in connection with (check the appropriate box): ☐

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 5 (“Final Amendment”) to the Transaction Statement on Schedule 13E-3 (as amended, the “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (1) Thoughtworks Holding, Inc., a Delaware corporation (“Thoughtworks” or the “Company”) and the issuer of the Common Stock, par value $0.001 per share (the “Company Common Stock”) that is the subject of the Rule 13e-3 transaction; (2) Turing EquityCo II L.P., a Guernsey limited partnership; (3) Apax IX GP Co. Limited, a Guernsey limited company; (4) Apax IX EUR GP L.P. Inc., a Guernsey incorporated limited partnership; (5) Apax IX EUR L.P., a Guernsey limited partnership (6) Apax IX - AIV EUR L.P, a Delaware limited partnership.; (7) Apax IX EUR Co-Investment L.P., a Guernsey limited partnership; (8) Apax IX USD GP L.P. Inc., a Guernsey incorporated limited partnership; (9) Apax IX USD L.P., a Guernsey limited partnership; (10) Apax IX - AIV USD L.P., a Delaware limited partnership; (11) Apax IX USD Co-Investment L.P., a Guernsey limited partnership; (12) Apax XI GP Co. Limited, a Guernsey limited company; (13) Apax XI EUR GP L.P. Inc., a Guernsey incorporated limited partnership; (14) Apax XI USD GP L.P. Inc., a Guernsey incorporated limited partnership; (15) Apax XI (Guernsey) USD AIV L.P., a Guernsey limited partnership; (16) Apax XI EUR L.P., a Guernsey limited partnership; (17) Apax XI EUR 1 L.P., a Guernsey limited partnership; (18) Apax XI EUR SCSp, a Luxembourg special limited partnership; (19) Apax XI USD L.P., a Guernsey limited partnership; (20) Apax XI USD 2 L.P., a Guernsey limited partnership; (21) Apax XI USD SCSp, a Luxembourg special limited partnership; (22) Apax XI GP SARL, a Luxembourg limited liability company; (23) Tasmania Midco, LLC, a Delaware limited liability company; (24) Tasmania Parent, Inc., a Delaware corporation; (25) Tasmania Holdco, Inc., a Delaware corporation; (26) Tasmania GP Co. Limited, a Guernsey limited company; (27) Hobart Equity Holdco, LP, a Guernsey limited partnership, ((2) through (27), the “Apax Filing Persons”); (28) Erin Cummins; (29) Rachel Laycock; (30) Ramona Mateiu; (31) Christopher Murphy; (32) Michael Sutcliff; and (33) Sudhir Tiwari.

This Transaction Statement, including this Final Amendment, relates to the Agreement and Plan of Merger, dated as of August 5, 2024 (as amended or otherwise modified in accordance with its terms, the “Merger Agreement”), by and among the Company, Tasmania Midco, LLC, a Delaware limited liability company (“Parent”) and Tasmania Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, on November 13, 2024, Merger Sub merged with and into the Company, with the Company surviving such merger as a wholly owned subsidiary of Parent (the “Merger”). As a result of the Merger, Merger Sub ceased to exist as an independent entity and, therefore, is no longer a filing person.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the Merger and to reflect certain updates as detailed below. Except as otherwise set forth herein, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference into this Final Amendment. All information set forth in this Final Amendment should be read together with the information contained in or incorporated by reference into the Transaction Statement.

On October 21, 2024, Thoughtworks filed a notice of written consent and appraisal rights and definitive information statement (the “Information Statement”) under Regulation 14C of the Exchange Act and the accompanying Amendment No. 4 to the Transaction Statement on Schedule 13E-3 with the SEC. A copy of the Information Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Information Statement as Annex A. Terms used but not defined in this Transaction Statement have the meanings assigned to them in the Information Statement.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Information Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Information Statement and the annexes thereto. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Information Statement of the information required to be included in response to the items of Schedule 13E-3.

The information concerning Thoughtworks contained in, or incorporated by reference into, this Transaction Statement and the Information Statement was supplied by Thoughtworks. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Transaction Statement and the Information Statement was supplied by such Filing Person. No Filing Person, including Thoughtworks, is responsible for the accuracy of any information supplied by any other Filing Person.

ITEM 15.	ADDITIONAL INFORMATION

(c) Other Material Information. Item 15(c) is hereby amended and supplemented by adding the following language:

On November 13, 2024, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective (such time, the “Effective Time”). As a result of the Merger, the Company became a wholly owned subsidiary of Parent.

Upon the consummation of the Merger, pursuant to the terms and subject to the conditions of the Merger Agreement, each share of Company Common Stock issued and outstanding as of immediately prior to the Effective Time (other than such shares (a) owned directly or indirectly by Parent or Merger Sub or (b) held by all holders of Company Common Stock who have neither voted in favor of the Merger nor consented thereto in writing and who have properly and validly exercised (and not withdrawn) their statutory right of appraisal in respect of such shares in accordance with the General Corporation Law of the State of Delaware) was cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to $4.40, without interest thereon (the “Per Share Price”), less any applicable tax withholdings.

Pursuant to the Merger Agreement, except as otherwise explicitly agreed in writing by the parties to the Merger Agreement or between Parent and the holder of the applicable Company equity award, at the Effective Time, the Company’s outstanding equity awards were treated as follows:

●	Each option to purchase shares of Company Common Stock (a “Company Option”) that was vested, outstanding and unexercised immediately prior to the Effective Time (a “Vested Company Option”) was cancelled, with the holder of such Company Option becoming entitled to receive an amount in cash, less any applicable tax withholdings, equal to the product obtained by multiplying (a) the excess of the Per Share Price over the per share exercise price of such Vested Company Option, by (b) the number of shares of Company Common Stock covered by such Vested Company Option immediately prior to the Effective Time.

●	Each outstanding Company Option that was not a Vested Company Option (an “Unvested Company Option”) was cancelled and converted into the contingent right to receive an aggregate amount in cash, without interest and less any applicable tax withholdings, equal to the product obtained by multiplying (a) the excess, if any, of the Per Share Price over the per share exercise price of such Unvested Company Option, by (b) the number of shares of Company Common Stock covered by such Unvested Company Option immediately prior to the Effective Time, which cash amount will generally remain subject to the same vesting schedule applicable to the related Unvested Company Option, including any acceleration of vesting provisions.

●	Each outstanding Company Option with a per share exercise price equal to or greater than the Per Share Price, whether vested or not, was cancelled for no consideration as of the Effective Time.

●	Each award of Company restricted stock units (a “Company RSU Award”) that was vested and outstanding immediately prior to the Effective Time but not yet settled, and each outstanding and unvested Company RSU Award that was scheduled to vest on or before November 18, 2024 (the “November 2024 RSUs”), was cancelled, with the holder of such Company RSU Award becoming entitled to receive an amount in cash, less any applicable tax withholdings, equal to the product obtained by multiplying (a) the Per Share Price by (b) the number of shares of Company Common Stock covered by such Company RSU Award.

●	Each Company RSU Award and each award of Company performance stock units (a “Company PSU Award”), in each case, that was outstanding immediately prior to the Effective Time and that did not vest upon the occurrence of the Effective Time by its terms or as set forth above, was assumed by Parent and converted into the contingent right to receive an amount in cash, without interest and less any applicable tax withholdings (a “Converted Stock Unit Cash Award”), equal to the product obtained by multiplying (a) the Per Share Price, by (b) the number of shares of Company Common Stock covered by such Company equity award immediately prior to the Effective Time (with the number of shares of Company Common Stock subject to any Company PSU Award determined assuming achievement of target-level performance). After giving effect to the accelerated vesting of November 2024 RSUs described above, the vesting conditions applicable to the Converted Stock Unit Cash Awards converted from Company RSU Awards were modified so that 50% of such Converted Stock Unit Cash Awards (on an individual-by-individual basis) will vest on each of the first and second anniversaries of the date of the closing of the Merger. The Converted Stock Unit Cash Award will otherwise continue to vest on the same schedule and conditions as applied to the applicable Company equity award and will otherwise remain subject to the same terms and conditions as applied to the corresponding Company equity award, as applicable, immediately prior to the Effective Time, including any acceleration of vesting provisions and any performance-based vesting conditions (as may be adjusted or modified by Parent in connection with the transactions), and including payment above target for performance above the target performance-level consistent with the terms of the applicable Company equity award (provided, that, each Converted Stock Unit Cash Award that was a Company PSU Award subject to relative TSR vesting conditions will instead be treated as set forth in the disclosure letter delivered by the Company to Parent and Merger Sub concurrently with the execution and delivery of the Merger Agreement).

In connection with the completion of the Merger, the Company notified the Nasdaq Global Select Market (“Nasdaq”) that the Merger had been completed and requested that Nasdaq suspend trading of the Company Common Stock on Nasdaq prior to the opening of trading on November 13, 2024. In addition, the Company requested that Nasdaq file with the SEC a Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act on Form 25 to delist and deregister the Company Common Stock from Nasdaq. After the effectiveness of the Form 25, the Company intends to file with the SEC a Form 15 under the Exchange Act requesting the deregistration of the Company Common Stock under Section 12(g) of the Exchange Act and suspension of the Company’s reporting obligations under Sections 13 and 15(d) of the Exchange Act.

In addition, on November 13, 2024, the Company issued a press release announcing the closing of the Merger. The press release is attached as Exhibit 99.1 to the Form 8-K, filed concurrently with the SEC, and is incorporated by reference herein as Exhibit (a)(iii) hereto.

ITEM 16.	EXHIBITS

The following exhibits are filed herewith:

Exhibit No.
(a)(i)	Definitive Information Statement of Thoughtworks Holding, Inc, incorporated herein by reference to the Information Statement.
(a)(ii)	Notice of Written Consent and Appraisal Rights (included in the Information Statement and incorporated herein by reference).
(a)(iii)	Press Release, dated November 13, 2024, (included as Exhibit 99.1 to Thoughtworks Holdings, Inc. Current Report on Form 8-K filed on November 13, 2024 and incorporated herein by reference).
(b)(i)	Equity Commitment Letter, dated as of August 5, 2024 by and among Apax XI EUR L.P., Apax XI EUR 1 L.P., APAX XI EUR SCSp, Apax XI USD L.P., Apax XI USD 2 L.P., APAX XI USD SCSp and Tasmania Midco, LLC.
(c)(i)	Opinion of Lazard Frères & Co. LLC, dated August 4, 2024 (included as Annex C to the Information Statement and incorporated herein by reference).
(c)(ii)	Confidential discussion materials prepared by Lazard Frères & Co. LLC for the Special Committee of the Board of Directors of Thoughtworks Holdings, Inc., dated May 10, 2023.
(c)(iii)	Confidential discussion materials prepared by Lazard Frères & Co. LLC for the Special Committee of the Board of Directors of Thoughtworks Holdings, Inc., dated May 26, 2023.
(c)(iv)	Confidential discussion materials prepared by Lazard Frères & Co. LLC for the Special Committee of the Board of Directors of Thoughtworks Holdings, Inc., dated May 30, 2023.
(c)(v)	Confidential discussion materials prepared by Lazard Frères & Co. LLC for the Special Committee of the Board of Directors of Thoughtworks Holdings, Inc., dated June 15, 2023.
(c)(vi)	Confidential discussion materials prepared by Lazard Frères & Co. LLC for the Special Committee of the Board of Directors of Thoughtworks Holdings, Inc., dated June 30, 2023.
(c)(vii)	Confidential discussion materials prepared by Lazard Frères & Co. LLC for the Special Committee of the Board of Directors of Thoughtworks Holdings, Inc., dated April 26, 2024.
(c)(viii)	Confidential discussion materials prepared by Lazard Frères & Co. LLC for the Special Committee of the Board of Directors of Thoughtworks Holdings, Inc., dated May 8, 2024.
(c)(ix)	Confidential discussion materials prepared by Lazard Frères & Co. LLC for the Special Committee of the Board of Directors of Thoughtworks Holdings, Inc., dated May 13, 2024.
(c)(x)	Confidential discussion materials prepared by Lazard Frères & Co. LLC for the Special Committee of the Board of Directors of Thoughtworks Holdings, Inc., dated May 16, 2024.
(c)(xi)	Confidential discussion materials prepared by Lazard Frères & Co. LLC for the Special Committee of the Board of Directors of Thoughtworks Holdings, Inc., dated May 30, 2024.
(c)(xii)	Confidential discussion materials prepared by Lazard Frères & Co. LLC for the Special Committee of the Board of Directors of Thoughtworks Holdings, Inc., dated June 4, 2024.

(c)(xiii)	Confidential discussion materials prepared by Lazard Frères & Co. LLC for the Special Committee of the Board of Directors of Thoughtworks Holdings, Inc., dated June 10, 2024 (regarding a discounted cash flow analysis).
(c)(xiv)	Confidential discussion materials prepared by Lazard Frères & Co. LLC for the Special Committee of the Board of Directors of Thoughtworks Holdings, Inc., June 10, 2024 (regarding sensitivity analyses).
(c)(xv)	Confidential discussion materials prepared by Lazard Frères & Co. LLC for the Special Committee of the Board of Directors of Thoughtworks Holdings, Inc., dated June 18, 2024.
(c)(xvi)	Confidential discussion materials prepared by Lazard Frères & Co. LLC for the Special Committee of the Board of Directors of Thoughtworks Holdings, Inc., dated June 19, 2024.
(c)(xvii)	Confidential discussion materials prepared by Lazard Frères & Co. LLC for the Special Committee of the Board of Directors of Thoughtworks Holdings, Inc., dated July 1, 2024.
(c)(xviii)	Confidential discussion materials prepared by Lazard Frères & Co. LLC for the Special Committee of the Board of Directors of Thoughtworks Holdings, Inc., dated August 1, 2024.
(c)(xix)	Confidential discussion materials prepared by Lazard Frères & Co. LLC for the Special Committee of the Board of Directors of Thoughtworks Holdings, Inc., dated August 4, 2024.
(c)(xx)	Confidential discussion materials prepared by Goldman Sachs & Co. LLC for certain representatives of the Apax Filing Persons, dated March 21, 2024.
(c)(xxi)	Confidential discussion materials prepared by Goldman Sachs & Co. LLC for certain representatives of the Apax Filing Persons, dated May 9, 2024.
(c)(xxii)	Confidential discussion materials prepared by Goldman Sachs & Co. LLC for certain representatives of the Apax Filing Persons, dated May 14, 2024.
(d)(i)	Agreement and Plan of Merger, dated August 5, 2024, by and among, Tasmania Midco, LLC, Tasmania Merger Sub, Inc. and Thoughtworks Holding, Inc. (included as Annex A to the Information Statement and incorporated herein by reference).
(d)(ii)	Turing Rollover Agreement (included as Annex E to the Information Statement and incorporated herein by reference).
(d)(iii)*	Form of Rollover and Reinvestment Agreement (included as Annex F to the Information Statement and incorporated herein by reference).
(d)(iv)	Amendment to Thoughtworks Inc. Employment Agreement, dated as of July 31, 2024, by and between Thoughtworks Inc. and Michael R. Sutcliff.
(d)(v)*	Investment Agreement, dated as of August 5, 2024, by and between Tasmania Parent, Inc. and Michael Sutcliff.
(d)(vi)	Director Nomination Agreement, dated as of September 17, 2021, by and among the Company and the other signatories party thereto, incorporated herein by reference to Exhibit 10.10 in the quarterly report on Form 10-Q of Thoughtworks Holding, Inc. filed with the SEC on November 15, 2021.
(d)(vii)	Thoughtworks Inc. Employment Agreement, dated as of May 2, 2024, by and between Thoughtworks Inc. and Michael R. Sutcliff, incorporated herein by reference to Exhibit 10.1 in the quarterly report on Form 10-Q of Thoughtworks Holding, Inc. filed with the SEC on August 6, 2024.
(f)	Section 262 of the General Corporation Law of the State of Delaware (included as Annex G to the Information Statement and incorporated herein by reference).
(g)	None.
107	Filing Fee Table.

*	Schedule or exhibit omitted pursuant to Item 1016 of Regulation M-A. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of November 13, 2024

THOUGHTWORKS HOLDING, INC.

By:	/s/ Michael Sutcliff
	Name:	Michael Sutcliff
	Title:	Chief Executive Officer

TURING EQUITYCO II L.P.

By:	Turing GP Co. Limited
Its:	General Partner

By:	/s/ Mark Babbe
	Name:	Mark Babbe
	Title:	Director

APAX IX GP CO. LIMITED

By:	/s/ Jeremy Latham
	Name:	Jeremy Latham
	Title:	Director

By:	/s/ Victoria Merrien
	Name:	Victoria Merrien
	Title:	Authorised Signatory for and on behalf of Apax Partners Guernsey Limited as Company Secretary to Apax IX GP Co. Limited

APAX IX EUR GP L.P. INC.

By:	Apax IX GP Co. Limited
Its:	General Partner

By:	/s/ Jeremy Latham
	Name:	Jeremy Latham
	Title:	Director

By:	/s/ Victoria Merrien
	Name:	Victoria Merrien
	Title:	Authorised Signatory for and on behalf of Apax Partners Guernsey Limited as Company Secretary to Apax IX GP Co. Limited

[Signature Page to SC 13E-3]

APAX IX EUR L.P.

By:	Apax IX EUR GP L.P. Inc.
Its:	General Partner

By:	Apax IX GP Co. Limited
Its:	General Partner

By:	/s/ Jeremy Latham
	Name:	Jeremy Latham
	Title:	Director

By:	/s/ Victoria Merrien
	Name:	Victoria Merrien
	Title:	Authorised Signatory for and on behalf of Apax Partners Guernsey Limited as Company Secretary to Apax IX GP Co. Limited

APAX IX – AIV EUR L.P.

By:	Apax IX EUR GP L.P. Inc.
Its:	General Partner

By:	Apax IX GP Co. Limited
Its:	General Partner

By:	/s/ Jeremy Latham
	Name:	Jeremy Latham
	Title:	Director

By:	/s/ Victoria Merrien
	Name:	Victoria Merrien
	Title:	Authorised Signatory for and on behalf of Apax Partners Guernsey Limited as Company Secretary to Apax IX GP Co. Limited

[Signature Page to SC 13E-3]

APAX IX EUR CO-INVESTMENT L.P.

By:	Apax IX EUR GP L.P. Inc.
Its:	General Partner

By:	Apax IX GP Co. Limited
Its:	General Partner

By:	/s/ Jeremy Latham
	Name:	Jeremy Latham
	Title:	Director

By:	/s/ Victoria Merrien
	Name:	Victoria Merrien
	Title:	Authorised Signatory for and on behalf of Apax Partners Guernsey Limited as Company Secretary to Apax IX GP Co. Limited

APAX IX USD GP L.P. INC.

By:	Apax IX GP Co. Limited
Its:	General Partner

By:	/s/ Jeremy Latham
	Name:	Jeremy Latham
	Title:	Director

By:	/s/ Victoria Merrien
	Name:	Victoria Merrien
	Title:	Authorised Signatory for and on behalf of Apax Partners Guernsey Limited as Company Secretary to Apax IX GP Co. Limited

APAX IX USD L.P.

By:	Apax IX USD GP L.P. Inc.
Its:	General Partner

By:	Apax IX GP Co. Limited
Its:	General Partner

By:	/s/ Jeremy Latham
	Name:	Jeremy Latham
	Title:	Director

By:	/s/ Victoria Merrien
	Name:	Victoria Merrien
	Title:	Authorised Signatory for and on behalf of Apax Partners Guernsey Limited as Company Secretary to Apax IX GP Co. Limited

[Signature Page to SC 13E-3]

APAX IX – AIV USD L.P.

By:	Apax IX USD GP L.P. Inc.
Its:	General Partner

By:	Apax IX GP Co. Limited
Its:	General Partner

By:	/s/ Jeremy Latham
	Name:	Jeremy Latham
	Title:	Director

By:	/s/ Victoria Merrien
	Name:	Victoria Merrien
	Title:	Authorised Signatory for and on behalf of Apax Partners Guernsey Limited as Company Secretary to Apax IX GP Co. Limited

APAX IX USD CO-INVESTMENT L.P.

By:	Apax IX USD GP L.P. Inc.
Its:	General Partner

By:	Apax IX GP Co. Limited
Its:	General Partner

By:	/s/ Jeremy Latham
	Name:	Jeremy Latham
	Title:	Director

By:	/s/ Victoria Merrien
	Name:	Victoria Merrien
	Title:	Authorised Signatory for and on behalf of Apax Partners Guernsey Limited as Company Secretary to Apax IX GP Co. Limited

APAX XI GP CO. LIMITED

By:	/s/ Simon Cresswell
	Name:	Simon Cresswell
	Title:	Director

By:	/s/ Victoria Merrien
	Name:	Victoria Merrien
	Title:	Authorised Signatory for and on behalf of Apax Partners Guernsey Limited as Company Secretary to Apax XI GP Co. Limited

[Signature Page to SC 13E-3]

APAX XI EUR GP L.P. INC.

By:	Apax XI GP Co. Limited
Its:	General Partner

By:	/s/ Simon Cresswell
	Name:	Simon Cresswell
	Title:	Director

By:	/s/ Victoria Merrien
	Name:	Victoria Merrien
	Title:	Authorised Signatory for and on behalf of Apax Partners Guernsey Limited as Company Secretary to Apax XI GP Co. Limited

APAX XI USD GP L.P. INC.

By:	Apax XI GP Co. Limited
Its:	General Partner

By:	/s/ Simon Cresswell
	Name:	Simon Cresswell
	Title:	Director

By:	/s/ Victoria Merrien
	Name:	Victoria Merrien
	Title:	Authorised Signatory for and on behalf of Apax Partners Guernsey Limited as Company Secretary to Apax XI GP Co. Limited

APAX XI (GUERNSEY) USD AIV L.P.

By:	Apax XI USD GP L.P. Inc.
Its:	General Partner

By:	Apax XI GP Co. Limited
Its:	General Partner

By:	/s/ Simon Cresswell
	Name:	Simon Cresswell
	Title:	Director

By:	/s/ Victoria Merrien
	Name:	Victoria Merrien
	Title:	Authorised Signatory for and on behalf of Apax Partners Guernsey Limited as Company Secretary to Apax XI GP Co. Limited

[Signature Page to SC 13E-3]

APAX XI EUR L.P.

By:	Apax XI EUR GP L.P. Inc.
Its:	General Partner

By:	Apax XI GP Co. Limited
Its:	General Partner

By:	/s/ Simon Cresswell
	Name:	Simon Cresswell
	Title:	Director

By:	/s/ Victoria Merrien
	Name:	Victoria Merrien
	Title:	Authorised Signatory for and on behalf of Apax Partners Guernsey Limited as Company Secretary to Apax XI GP Co. Limited

APAX XI EUR 1 L.P.

By:	Apax XI EUR GP L.P. Inc.
Its:	General Partner

By:	Apax XI GP Co. Limited
Its:	General Partner

By:	/s/ Simon Cresswell
	Name:	Simon Cresswell
	Title:	Director

By:	/s/ Victoria Merrien
	Name:	Victoria Merrien
	Title:	Authorised Signatory for and on behalf of Apax Partners Guernsey Limited as Company Secretary to Apax XI GP Co. Limited

APAX XI EUR SCSP

By:	Apax XI GP SARL
Its:	Managing General Partner

By:	/s/ Geoffrey Limpach
	Name:	Geoffrey Limpach
	Title:	Manager

By:	/s/ Pedro Gouveia Fernandes Das Neves
	Name:	Pedro Gouveia Fernandes Das Neves
	Title:	Manager

[Signature Page to SC 13E-3]

APAX XI USD L.P.

By:	Apax XI USD GP L.P. Inc.
Its:	General Partner

By:	Apax XI GP Co. Limited
Its:	General Partner

By:	/s/ Simon Cresswell
	Name:	Simon Cresswell
	Title:	Director

By:	/s/ Victoria Merrien
	Name:	Victoria Merrien
	Title:	Authorised Signatory for and on behalf of Apax Partners Guernsey Limited as Company Secretary to Apax XI GP Co. Limited

APAX XI USD 2 L.P.

By:	Apax XI USD GP L.P. Inc.
Its:	General Partner

By:	Apax XI GP Co. Limited
Its:	General Partner

By:	/s/ Simon Cresswell
	Name:	Simon Cresswell
	Title:	Director

By:	/s/ Victoria Merrien
	Name:	Victoria Merrien
	Title:	Authorised Signatory for and on behalf of Apax Partners Guernsey Limited as Company Secretary to Apax XI GP Co. Limited

[Signature Page to SC 13E-3]

APAX XI USD SCSP

By:	Apax XI GP SARL
Its:	Managing General Partner

By:	/s/ Geoffrey Limpach
	Name:	Geoffrey Limpach
	Title:	Manager

By:	/s/ Pedro Gouveia Fernandes Das Neves
	Name:	Pedro Gouveia Fernandes Das Neves
	Title:	Manager

Apax XI GP SARL

By:	/s/ Geoffrey Limpach
	Name:	Geoffrey Limpach
	Title:	Manager

By:	/s/ Pedro Gouveia Fernandes Das Neves
	Name:	Pedro Gouveia Fernandes Das Neves
	Title:	Manager

TASMANIA MIDCO, LLC

By:	/s/ Marc Henckel
	Name:	Marc Henckel
	Title:	President and Secretary

TASMANIA HOLDCO, INC.

By:	/s/ Marc Henckel
	Name:	Marc Henckel
	Title:	President

[Signature Page to SC 13E-3]

TASMANIA PARENT, INC.

By:	/s/ Marc Henckel
	Name:	Marc Henckel
	Title:	Vice President and Secretary

TASMANIA GP CO. LIMITED

By:	/s/ Mark Babbe
	Name:	Mark Babbe
	Title:	Director

HOBART EQUITY HOLDCO, LP

By:	Tasmania GP Co. Limited
Its:	General Partner

By:	/s/ Mark Babbe
	Name:	Mark Babbe
	Title:	Director

ERIN CUMMINS

/s/ Erin Cummins
Name:	Erin Cummins

RACHEL LAYCOCK

/s/ Rachel Laycock
Name:	Rachel Laycock

RAMONA MATEIU

/s/ Ramona Mateiu
Name:	Ramona Mateiu

CHRISTOPHER MURPHY

/s/ Christopher Murphy
Name:	Christopher Murphy

MICHAEL SUTCLIFF

/s/ Michael Sutcliff
Name:	Michael Sutcliff

SUDHIR TIWARI

/s/ Sudhir Tiwari
Name:	Sudhir Tiwari

[Signature Page to SC 13E-3]